UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART 111

SEC FILE NUMBER

8- **36521**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**
                                   MM/DD/YY                      MM/DD/YY

### A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Surety Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

**3375 Park Avenue, Suite 3006**
                                   (No. and Street)

**Wantagh**                        **NY**                    **11793**
        (City)                          (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John J. Renck**                                    **(516) 785-2355**
                                                 (Area Code – Telephone Number)

### B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
                (Name – if individual, state last, first, middle name)

**900 Circle 75 Parkway SE, Suite 1100**   **Atlanta**   **Georgia**   **30339**
            (Address)                          (City)      (State)     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __John J. Renck__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Surety Financial Services, Inc.__, as

of __December 31__, __2017__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
Title

_____
Notary Public

DANIEL P. ALDUINO
Notary Public, State of New York
Qualified in Nassau County
No. 01AL6146340
My Commission Expires May 15, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3)._

# SURETY FINANCIAL SERVICES, INC.

Financial Statements
For the Fiscal Year End December 31, 2017
With
Report of Independent Registered Public
Accounting Firm

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT
## REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Surety Financial Services, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2005.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

### Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

**SURETY FINANCIAL SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 80,199 |
| Accounts receivable- broker dealers | | 9,707 |
| | | |
| Total Assets | | 89,906 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued liabilities | | 3,659 |
| | | |
| Total Liabilities | | 3,659 |
| | | |
| STOCKHOLDER'S EQUITY | | 86,247 |
| | | |
| Total Liabilities and Stockholder's Equity | $ | 89,906 |

See accompanying notes

**SURETY FINANCIAL SERVICES, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---:|
| REVENUES | | |
| Commissions | $ | 153,325 |
| Interest income | | 140 |
| | | |
| Total revenues | | 153,465 |
| | | |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Employee compensation and benefits | | 134,900 |
| Occupancy | | 10,524 |
| Professional fees | | 9,315 |
| Other operating expenses | | 4,740 |
| | | |
| Total expenses | | 159,479 |
| | | |
| NET LOSS | $ | (6,014) |

See accompanying notes

**SURETY FINANCIAL SERVICES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---:|
| Balance, December 31, 2016 | $ | 92,261 |
| Net loss | | (6,014) |
| Balance, December 31, 2017 | $ | 86,247 |

See accompanying notes

4

**SURETY FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (6,014) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Change in accounts receivable- broker dealers | | 1,999 |
| Change in accounts payable and accrued expenses | | (22,980) |
| | | |
| NET CASH USED BY OPERATING ACTIVITIES | | (26,995) |
| | | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (26,995) |
| | | |
| CASH AND CASH EQUIVALENTS BALANCE: | | |
| Beginning of year | | 107,195 |
| | | |
| End of year | $ | 80,200 |

See accompanying notes

**SURETY FINANCIAL SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2017**

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Surety Financial Services, Inc. is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer in December of 1986.

The Company's business is brokerage of marketable securities for institutional customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore, the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer securities transactions are reported as revenue on a settlement date basis. There is no significant difference between settlement and trade date.

New Accounting Pronouncement:
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

**SURETY FINANCIAL SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2017**

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement (continued):
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15,2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Date of Management's Review:   Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable - Broker Dealers:  The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful.  The receivables at December 31, 2017 are considered wholly collectible and no allowance for doubtful accounts is provided.

## NOTE 2 – LEASES

During 2017, the Company occupied office premises and made payments to a landlord under a lease held by its stockholder. During 2017, approximately 92% of the lease obligation of the stockholder was paid by the Company (see Note 5). The lease is on a month to month basis.

Rent expense for the year ended December 31, 2017 was approximately $10,524.

## NOTE 3 - NET CAPITAL

The  Company, as a registered  broker  dealer is subject to  the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.   At December 31, 2017, the Company had net capital of $76,540 which was $71,540 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .05 to 1.0.

## NOTE 4 – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 5 – RELATED PARTIES

The Company shares office facilities with Monitoring and Evaluation Services, Inc., a sister company. During 2017, the Company paid approximately 92% of the occupancy costs of the shared office facilities (see Note 2). In addition, employees of the Company provide some services to Monitoring and employees of Monitoring provide some services to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

**NOTE 6 - CONTINGINCIES**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

SUPPLEMENTAL  INFORMATION

**SURETY FINANCIAL SERVICES, INC.**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934**
**AS OF DECEMBER 31, 2017**

NET CAPITAL:

| | | |
|---|---|---:|
| Total stockholder's equity | $ | 86,247 |
| Less non-allowable assets: | | |
|     Accounts receivable - broker dealers | | 9,707 |
| Net capital before haircuts | | 76,540 |
| Less haircuts | | - |
| Net capital | | 76,540 |
| Minimum net capital required | | 5,000 |
| Excess net capital | $ | 71,540 |
| Aggregate indebtedness | $ | 3,659 |
| Percentage of aggregate indetedness to net capital | | 4.78% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

**SURETY FINANCIAL SERVICES, INC.**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.



# SURETY FINANCIAL SERVICES

*Brokerage Services*

MEMBER

NATIONAL ASSOCIATION
OF SECURITIES DEALERS

SECURITIES INVESTOR
PROTECTION CORPORATION

3375 PARK AVENUE, SUITE 3006
WANTAGH, NY 11793
(516 )785-2355
FAX (516)785-2354

**EXEMPTION REPORT**
**SEA RULE 17a-5(d)(4)**

February 14, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Surety Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: John J. Renck

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Surety Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Surety Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Surety Financial Services, Inc. stated that Surety Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Surety Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surety Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2018
Atlanta, GA

*Rubio CPA, PC*

Rubio CPA, PC